SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                            -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION REQUIRED TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)

                             Peter Kiewit Sons', Inc.
                                 (Name of Issuer)

                           Common Stock $0.01 Par Value
                          (Title of Classes of Securities)

                                        N/A
                                   (CUSIP Number)

                               Michael F. Norton, Esq.
                                   Kiewit Plaza
                               Omaha, Nebraska 68131
                           Telephone Number: (402) 342-2052
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  January 5, 1999
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box -----.

     Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 3 Pages)




CUSIP No.  N/A                   13D       Page 2 of 3 Pages


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Richard Geary

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) ----
                                                  (b) ----

3     SEC USE ONLY

4     SOURCE OF FUNDS*

             OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                    ----

6     CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

NUMBER OF     7    SOLE VOTING POWER
SHARES                   358,890
BENEFICIALLY  8    SHARED VOTING POWER
OWNED BY                  0
EACH          9     SOLE DISPOSITIVE POWER
REPORTING                 358,890
PERSON WITH   10    SHARED DISPOSITIVE POWER
                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
             358,890

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                  ----

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.2%

14     TYPE OF REPORTING PERSON*
             IN



CUSIP No.  N/A                   13D       Page 3 of 3 Pages



Item 4.  Purpose of Transaction.

     This Amendment No. 1 to Schedule 13D is being filed to report the fact that as a result of the resale of 179,445 shares of Common Stock by the Investor to the Issuer on January 5, 1999, the Investor no longer owns 5% or more of the Common Stock.

Item 5.  Interest in Securities of the Issuer.

     The Investor is the beneficial owner of 358,890 shares of Common Stock. This amount represents 4.2% of the Issuer's issued and outstanding Common Stock. The Investor retains both voting and investment power over such shares of Common Stock. The Investor ceased to be the beneficial owner of 5% or more of the Common Stock on January 5, 1999.


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         January 8, 1999
                                    ---------------------
                                             (Date)

                                       /s/ Richard Geary
                                    -----------------------
                                           (Signature)

                                           Richard Geary
                                    -----------------------
                                              (Name)